Exhibit (d.4)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

        This Agreement is entered into as of the ___ day of _________, 2002, between Strong Capital Management, Inc., a Wisconsin corporation (the "Adviser"), and Strong Equity Funds, Inc., a Wisconsin corporation (the "Company"), on behalf of the Class A shares of the Strong Advisor Large Company Core Fund (the "Core Fund") and the Investor Class shares of the Strong Large Company Growth Fund (the "Growth Fund," and together with the Core Fund, the "Funds").

        WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee and/or reimburse certain of the Funds' operating expenses to ensure that each Fund's total operating expenses, excluding taxes, interest, brokerage commissions, and extraordinary expenses, do not exceed the levels described below.

        NOW THEREFORE, the parties do hereby agree as follows:

        1. Waiver/Reimbursement. The Adviser agrees that for an indefinite period of time, it will (a) reduce its compensation as provided for in the Investment Advisory Agreement between the Company, on behalf of each Fund, and the Adviser dated ___________, 2002 (the "Investment Advisory Agreement"), and/or (b) assume certain expenses for the Funds, to the extent necessary to ensure that (i) the total annual operating expenses, excluding taxes, interest, brokerage commissions and extraordinary expenses, of the Class A shares of the Core Fund do not exceed 1.50% of the Core Fund's Class A average daily net assets, and (ii) the total annual operating expenses, excluding taxes, interest, brokerage commissions and extraordinary expenses, of the Investor Class shares of the Growth Fund do not exceed 1.50% of the Growth Fund's Investor Class average daily net assets. The Adviser may cause its affiliated companies which provide services to the Funds to do the same. In the event that the total annual operating expenses for a Fund, as accrued each month, exceed the foregoing limits, the Adviser will pay to the applicable Fund, on a monthly basis, the excess expenses.

        2. Recovery of Fees/Expenses. The Adviser and/or its affiliates shall be entitled to recoup such amounts waived and/or reimbursed for a period of up to three (3) fiscal years from the fiscal year in which the Adviser and/or its affiliates reduced their compensation and/or assumed expenses for the Funds.

        3. Term. This Agreement shall remain in effect indefinitely, but may be terminated at any time on or after May 1, 2003 by the Board of Directors of the Company, in its sole discretion, or by the Adviser, with the consent of the Board of Directors of the Company (which consent will not be unreasonably withheld). This Agreement will automatically terminate if the Investment Advisory Agreement with respect to either or both Funds is terminated.

        4. Assignment. This Agreement and all rights and obligations hereunder may not be assigned by any party hereto without the express written consent of the other party hereto.

        5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their behalf as of the date and year first above written.

STRONG CAPITAL MANAGEMENT, INC.

By:
Name:
Title:

STRONG EQUITY FUNDS, INC.
on behalf of the Class A shares of the Strong Advisor Large Company Core Fund and the Investor Class shares of the Strong Large Company Growth Fund

By:
Name:
Title: